FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of: November 2006

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

November 14, 2006

The Registrant announces that its wholly-owned subsidiary, Minco Mining (China) Co., Ltd. (“Minco China”) has acquired a mining license on the Jinniushan Gold Mine (Gold Bull Mountain).

2.

Exhibits

2.1

News Release dated November 14, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

(Registrant)

/s/Ken Z. Cai

Date:   November 14, 2006

Ken Z. Cai

President, CEO & Director

Exhibit 2.1

TSX: MMM AMEX: MMK
For Immediate Release	November 14, 2006

NEWS RELEASE

MINCO ACQUIRES A MINING LICENCE

FOR THE GOLD BULL MOUNTAIN GOLD PROPERTY

Minco Mining & Metals Corporation (“Minco” or the “Company”) is pleased to report that its wholly-owned subsidiary, Minco Mining (China) Co., Ltd. (“Minco China”) has acquired a mining license  on the Jinniushan Gold Mine (Gold Bull Mountain), covering 0.18 km2,  and an exploration permit (16.68 km2), covering the strike extension of the Jinniushan Gold Mine. Total consideration for acquisition of the mining license and the exploration permit is about US$1 million. Minco is at the final stage of the due diligence on the project and the acquisition is subject to regulatory approval.

Minco China has incorporated a local operation subsidiary in Hunan and the GBM mining licenses has been transferred to its subsidiary.

The 16.86 km2 GBM gold project covers most part of the Jinniushan gold mineralization belt which extends for more than 15 kilometers and is recognizable with the distribution of abandoned artisan mining adits and tunnels. The GBM mining license is located in the middle of the belt.  High grade quartz-vein style gold mineralization is hosted in the late Proterozoic sandy slate characterized with obvious silification, seritization and pyrititization.  Minco has commissioned the preparation of a NI 43-101 report on the GBM project. The report will be released in late December 2006.

About Minco

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange and the American Stock Exchange (MMM:TSX  AMEX: MMK).  The Company has a portfolio of potential high quality exploration mineral projects in China, and continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.  For more information on Minco and our properties, please visit the website at www.mincomining.ca or contact Mark Orsmond, at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President, CEO & Director

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Mining’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Mining & Metals Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.